Filed by Exxon Mobil Corporation

(Commission File No.: 001-02256)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Denbury Inc.

(Commission File No.: 001-12935)

The following presentation was posted to Exxon Mobil Corporation's website on July 13, 2023:

1 0 7 . 1 3 . 2 3 Acquisition of Denbury Creating Value by Accelerating Low Carbon Solutions Opportunities +

Important Information about the Transaction and Where to Find It In connection with the proposed transaction between Exxon Mobil Corporation (“ExxonMobil”) and Denbury Inc. (“Denbury”), ExxonMobil and Denbury will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S - 4 filed by ExxonMobil that will include a proxy statement of Denbury that also constitutes a prospectus of ExxonMobil. A definitive proxy statement/prospectus will be mailed to stockholders of Denbury. This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that ExxonMobil or Denbury (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EXXONMOBIL AND DENBURY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about ExxonMobil or Denbury, without charge at the SEC’s Internet website ( http://www.sec.gov ). Copies of the documents filed with the SEC by ExxonMobil will be available free of charge on ExxonMobil’s internet website at www.exxonmobil.com under the tab “investors” and then under the tab “SEC Filings” or by contacting ExxonMobil’s Investor Relations Department at shareholderrelations@exxonmobil.com . Copies of the documents filed with the SEC by Denbury will be available free of charge on Denbury’s internet website at denbury.com under the tab “Investors” and then under the tab “Financial Information” and then under the tab “SEC Filings” or by contacting Denbury’s Investor Relations Department at IR@denbury.com . The information included on, or accessible through, ExxonMobil’s or Denbury’s website is not incorporated by reference into this communication. Participants in the Solicitation ExxonMobil, Denbury, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Denbury is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 18, 2023, and in its Form 10 - K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023. Information about the directors and executive officers of ExxonMobil is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, and in its Form 10 - K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available. No Offer or Solicitation This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U . S . Securities Act of 1933 , as amended . 2

Forward - Looking Statements This communication contains “forward - looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward - looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward - looking statements include such words. Forward - looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward - looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of ExxonMobil and Denbury, that could cause actual results to differ materially from those expressed in such forward - looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Denbury stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of ExxonMobil and Denbury to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against ExxonMobil, Denbury or their respective directors; the risk that disruptions from the proposed transaction will harm ExxonMobil’s or Denbury’s business, including current plans and operations and that management’s time and attention will be diverted on transaction - related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; rating agency actions and ExxonMobil and Denbury’s ability to access short - and long - term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, including regulatory implementation of the Inflation Reduction Act, timely and attractive permitting for carbon capture and storage by applicable federal and state regulators, and other regulatory actions targeting public companies in the oil and gas industry and changes in local, national, or international laws, regulations, and policies affecting ExxonMobil and Denbury including with respect to the environment; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the merger that could affect ExxonMobil’s and/or Denbury’s financial performance and operating results; certain restrictions during the pendency of the merger that may impact Denbury’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against ExxonMobil or Denbury, and other political or security disturbances; dilution caused by ExxonMobil’s issuance of additional shares of its common stock in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in policy and consumer support for emission - reduction products and technology; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for oil, natural gas, petrochemicals, and feedstocks and other market or economic conditions that impact demand, prices and differentials, including reservoir performance; changes in technical or operating conditions, including unforeseen technical difficulties; those risks described in Item 1A of ExxonMobil’s Annual Report on Form 10 - K, filed with the SEC on February 22, 2023, and subsequent reports on Forms 10 - Q and 8 - K, as well as under the heading “Factors Affecting Future Results” on the Investors page of ExxonMobil’s website at www.exxonmobil.com (information included on or accessible through ExxonMobil’s website is not incorporated by reference into this communication); those risks described in Item 1A of Denbury’s Annual Report on Form 10 - K, filed with the SEC on February 23, 2023, and subsequent reports on Forms 10 - Q and 8 - K; and those risks that will be described in the registration statement on Form S - 4 and accompanying prospectus available from the sources indicated above. References to resources or other quantities of oil or natural gas may include amounts that ExxonMobil or Denbury believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S - 4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S - 4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward - looking statements. We caution you not to place undue reliance on any of these forward - looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward - looking statements contained in this communication. Neither ExxonMobil nor Denbury assumes any obligation to publicly provide revisions or updates to any forward - looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on ExxonMobil’s or Denbury’s website should be deemed to constitute an update or re - affirmation of these statements as of any future date. 3

• Advantaged infrastructure assets enable significant growth opportunities on U.S. Gulf Coast - Opportunity to accelerate up to 100 MTA 1 of CO 2 emissions reduction - Largest owned and operated U.S. CO 2 pipeline network strategically located within one of the largest markets for CO 2 emissions 2 - 10 strategically located onshore sequestration sites 2 • Combining capabilities, expertise, and assets creates a compelling customer decarbonization proposition - ExxonMobil’s technology, scale, project execution, and value - chain integration with Denbury’s 20+ years of expertise managing CO 2 2 • Upstream enhanced oil recovery (EOR) assets provide near - term optionality for CO 2 utilization - Immediate cash flow - generating business with low sustaining capex and low carbon intensity footprint • Transaction synergies drive strong returns - Cost - efficient transportation and storage system accelerates near - term CCS deployment for ExxonMobil and third - party customers - Existing system reduces near - term capital outlay and enhances storage capabilities and optionality - Above - field G&A efficiencies leveraging the strengths of both organizations • Transaction summary - All stock acquisition for $4.9 billion at fixed exchange ratio of 0.84 XOM shares per DEN share - Expected to close in 4Q 2023 subject to Denbury shareholder approval and regulatory approvals 1 Subject to additional investment by ExxonMobil and permitting for carbon capture and storage projects. 2 Denbury’s 2022 Annual Report; Denbury’s June 2023 Corporate Presentation. 4

Denbury ExxonMobil Combined Capability Assets Capability Assets Capability Assets Capture √ √ √ √ Transportation √ √ √ √ √ S e qu e s t rat i on (onshore) √ √ √ √ √ √ S e qu e s t rat i on (offshore) √ √ √ √ EOR flex √ √ √ √ √ Balance sheet capacity √ √ √ √ Network / r e dundancy √ √ √ √ √ 5

Blue H 2 & ammonia pr o ducti o n Post - co mb u sti o n emissions Biofuels w/CCS Direct air capture Low carbon intensity value chain Carbon negative value chain Green/other H 2 Natural gas infrastructure CCS infrastructure H 2 & ammonia infrastructure C u sto m e r Offering 6

Combination creates strong U.S. Gulf Coast position

ExxonMobil

- Advantaged capture-to-sequestration economics
- Pipelines in close proximity to emitters
  - ExxonMobil industrial locations
  - Third-party existing/future customers
  - Brownfield and greenfield opportunities
- High-quality, well-located storage space


TX
LA
MS
AL
ExxonMobil
Beaumont Refining and Chemical
ExxonMobil
Potential Baytown Blue H2/NH3
Port Arthur CCS
ExxonMobil
Baton Rouge Refining and Chemical
NUCOR
CF
Louisiana CCS
Pecan Island
ExxonMobil
Corpus Christi Chemical
Close proximity to ExxonMobil industrial sites:
~50 miles to ExxonMobil Baytown site
~4 miles to ExxonMobil Beaumont site
~9 miles to ExxonMobil Baton Rouge site
Emissions sources
ExxonMobil industrial sites and projects
ExxonMobil storage
Denbury Gulf Coast storage (announced)
Denbury EOR
Denbury pipeline
ExxonMobil pipeline (future)

Note: all information shown is approximate (e.g. storage / pipeline location) and has potential to change as projects are developed and implemented.

7

• Production of ~47 Koebd (97% oil) in 2022 1 - Low carbon intensity crude oil leverages CO 2 captured from anthropogenic sources - Total proved reserves of >200 million oeb (98% oil) at YE 2022 1 - Started up Cedar Creek Anticline EOR development in 2Q 2023 • Immediate operating cash flow of ~$600 million per year 2 • U.S. Gulf Coast EOR assets provide near - term optionality for CO 2 offtake and execution of CCS business 1 Denbury’s 2022 Annual Report; Denbury’s June 2023 Corporate Presentation. 2 Based on 2024 - 2025 sell - side analyst consensus forward estimates of stand - alone Denbury as of July 2023 using public filings, FactSet, and market data. 8

Synergies drive growth and strong returns

ExxonMobil

- **Enables ~100 MTA of emissions reductions, driving strong growth and returns**
  - Near-term expansions from 5 MTA base of ExxonMobil CCS customers on contract in just the last year
  - Optimized solution for 10 MTA from potential ExxonMobil Baytown hydrogen project and adjacent third party customers
  - Over one-third of the total potential is nearer-term higher CO_2 concentration CCS opportunities
  - Engaging with lower-concentration CO_2 customers to evolve longer-term growth opportunity

- **Combination reduces near-term capital outlay, saves costs and enhances system optionality**
  - Cost-efficient CO_2 transportation and storage system creates superior offering vs. point-to point solutions
  - Future growth capital optimized and deployed only as market opportunity evolves
  - Above-field G&A efficiencies leveraging the strengths of both organizations

9

Acquiring Denbury reflects our determination to profitably grow our Low Carbon Solutions business by serving a range of hard - to - decarbonize industries with a comprehensive carbon capture and sequestration offering. The breadth of Denbury’s network, when added to ExxonMobil’s decades of experience and capabilities in CCS, gives us the opportunity to play an even greater role in a thoughtful energy transition, as we continue to deliver on our commitment to provide the world with the vital energy and products it needs." Darren Woods Chairman and CEO 10

ExxonMobil reported emissions, including reductions and avoidance performance data, are based on a combination of measured and estimated data. Calculations are based on industry standards and best practices, including guidance from the American Petroleum Institute (API) and Ipieca. Emissions reported are estimates only, and performance data depends on variations in processes and operations, the availability of sufficient data, the quality of those data and methodology used for measurement and estimation. Emissions data is subject to change as methods, data quality, and technology improvements occur, and changes to performance data may be updated. Emissions reductions and avoidance estimates for non - ExxonMobil operated facilities are included in the equity data and similarly may be updated as changes in the performance data are reported. ExxonMobil’s plans to reduce emissions are good - faith efforts based on current relevant data and methodology, which could be changed or refined. ExxonMobil works to continuously improve its approach to identifying, measuring and addressing emissions. ExxonMobil actively engages with industry, including API and Ipieca, to improve emission factors and methodologies, including measurements and estimates. ExxonMobil has business relationships with thousands of customers, suppliers, governments, and others . For convenience and simplicity, words such as venture, joint venture, partnership, co - venturer, operated by others, and partner are used to indicate business and other relationships involving common activities and interests, and those words may not indicate precise legal relationships . See the Cautionary Statement at the front of this presentation for additional information regarding forward - looking statements . 11